[LETTERHEAD OF BLANK ROME LLP]

Phone:	(215) 569-5579

Fax:	(215) 832-5579

Email:	taylor-j@blankrome.com
November 24, 2009
VIA EDGAR AND FEDERAL EXPRESS
Pamela A. Long, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	General Cable Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed November 17, 2009
File No. 333-162688

Form 10-Q for the Quarter Ending July 3, 2009
Filed August 12, 2009
File No. 001-12983

Form 8-K
Filed August 12, 2009
File No. 001-12983

Definitive Proxy Statement on Schedule 14A
Filed April 17, 2009
File No. 001-12983
Dear Ms. Long:
     General Cable Corporation (the “Company”) submits the following responses to comments raised by the Staff of the Division of Corporation Finance (the “Staff”) in its comment letter (the “Comment Letter”) dated November 20, 2009 addressed to Robert J. Siverd, Executive Vice President, General Counsel and Secretary of the Company. In order to facilitate your review, we have reproduced the text of the comments in boldface type below, followed by the Company’s responses thereto. References in the Company’s responses to the “Registration Statement” refer to the Company’s Pre-Effective Amendment No. 2 to its Registration Statement

Pamela A. Long
November 24, 2009

on Form S-4 (File No. 333-162688), as filed with the Securities and Exchange Commission (the “Commission”) separately via EDGAR today.
Registration Statement on Form S-4
General
1.	We note that you have filed a request for confidential treatment with respect to exhibit 10.9 to the Form 10-K/A filed on November 17, 2009. Please be advised that we may have comments on your request for confidential treatment that will follow by separate letter. Please also be advised that all comments relating to the request for confidential treatment must be resolved before we will consider a request for acceleration of your registration statement.

Response:

The Company acknowledges the Staff’s position that the pending confidential treatment request must be resolved prior to consideration of a request by the Company for acceleration of the effective date of the Registration Statement.

2.	We note your response to comment 18 in our letter dated November 9, 2009. To the extent you do not intend to rely upon Rule 430B under the Securities Act, please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has added the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K to page II-3 of the Registration Statement.
Exhibit 5.1
3.	We note your response to comment 22 in our letter dated November 9, 2009 and reissue this comment with respect to the revised phrase “in our professional judgment”. Please have counsel revise its opinion accordingly.

Pamela A. Long
November 24, 2009

Response:

While the Company and its legal counsel respectfully disagree with the Staff’s comment with respect to the Exhibit 5.1 legal opinion, in the interest of facilitating the transaction covered by the Registration Statement, such counsel has agreed in this instance to accede to the Staff’s request and has revised such counsel’s opinion accordingly. The revised opinion has been filed as Exhibit 5.1 to the Registration Statement.
Form 10-Q for the Quarter Ending July 3, 2009
Inventories, Prior Comment 28
4.	You state that SAB 5:BB (Inventory Valuation Allowances) “is not specific to inventories using the LIFO method”. Given that the SAB does not contain language identifying any inventory accounting method that should be excluded from its scope, it remains unclear how you concluded that the SAB is not applicable to the LIFO accounting method. Further, it appears that the SAB would have a higher priority than the AICPA Issues Paper given the guidance in SAS 69, SFAS 162, and Topic 105-10 of the Codification. Please clarify your analysis of this issue.

Response:

The Company acknowledges that in its response to Prior Comment 28, the Company may have inadvertently led the Staff to believe that it is not compliant with SAB 5:BB by stating that SAB 5:BB is not specific to inventories using the LIFO method. However, the Company believes that its accounting complies fully with this SAB 5:BB.

At the end of any given quarter, to the extent that LIFO value exceeds replacement cost, the Company records a reserve to write such inventory down to the replacement cost. Raw material inventory turns multiple times per quarter and therefore at the end of a given quarter, the inventory on hand at the beginning of the quarter (for which the Company may have established a reserve) has been relieved from the Company’s raw material inventory. The Company then repeats the process and assesses whether the LIFO value exceeds the replacement cost of the raw material inventory on hand at that quarter end and, if so, records a reserve.

The Company uses a reserve (as opposed to a specific write-down of inventory), however it believes that it yields the same result. Since the Company’s inventory turns every

Pamela A. Long
November 24, 2009

quarter, all the items in inventory at the end of the prior quarter flow through cost of goods sold in the subsequent quarter, thus the reserve is completely reversed each quarter. There is no opportunity to manipulate the reserve as it is established in one period and completely reversed in the next (although a new LCM reserve may be established in the current period, for inventory purchased and held in that period). The Company believes that it is transparent in its disclosures of its LCM reserve activity and the corresponding effect on its statement of operations in its Notes to the Financial Statements as well as its Management’s Discussion and Analysis. The Company also notes that it specifically identifies the impact (when applicable) of any LCM reserve activity in its quarterly earnings releases furnished to the Securities and Exchange Commission on its Current Reports on Form 8-K.

Although the LIFO Issues Paper (the “paper”) is not included in the hierarchy of generally accepted accounting principles (“GAAP”) and has not been codified by the FASB, the Company believes it provides the most significant guidance related to LIFO and cites the guidance provided in SEC Staff Accounting Bulletin Topic:5.L:
In the absence of existing authoritative literature on LIFO accounting, the staff believes that registrants and their independent accountants should look to the paper for guidance in determining what constitutes acceptable LIFO accounting practice. In this connection, the staff considers the paper to be an accumulation of existing acceptable LIFO accounting practices which does not establish any new standards and does not diverge from GAAP.
In developing its accounting practice, the Company reviewed paragraphs 6-24 through 6-37 of the AICPA LIFO Issues Paper. Paragraph 6-26 of the AICPA LIFO Issues Paper asks the following:
Should previous write-downs to market value of the cost of LIFO inventories be reversed in subsequent years?
In paragraph 6-27 of the paper, the Accounting Standards Executive Committee of the American Institute of Certified Public Accounts (AcSEC) presents three examples of sub-issues to evaluate this question. The Company refers the Staff to sub-issue (c) in which goods are sold at a reduced price from the original cost basis but are replaced. The footnote states that disposition of physical units is assumed on a FIFO basis.

Pamela A. Long
November 24, 2009

Sub-issue (c) is evaluated in paragraph 6-36 of the paper, in which two views were provided with respect to reversing the LCM reserve: Supporters of reversing the reserve argue that a lower of cost and market valuation would be required to be made again at period-end and a new reserve would be established based on current circumstances. They argue that this approach is practical, particularly in the usual situation of changing product mix and quantities, and will result in a reasonable application of the lower of cost or market requirement.

The AcSEC unanimously supported reversing the LCM reserve, as noted in paragraph 6-37 of the paper, which states:
The task force believes (9 yes, 0 no) reversing the reserve based on the flow of units in all situations and making a new lower of cost or market determination at the end of each year (period) is appropriate.
Accordingly, the Company believes that its accounting practices comply with both SAB 5:BB and SAB Topic:5.L.
Guarantor’s Investment in Subsidiaries, Prior Comment 32
5.	Please describe and quantify the material components of the $1,199m asset in the Guarantors 10/2/09 condensed balance sheet. See the guidance in Article 3-10(i)(5) of Regulation S-X.

Response:

The Guarantors’ presentation of investments in subsidiaries is in compliance with Article 3-10(i)(5) of Regulation S-X as their investments in Company subsidiaries are presented under the equity method. The Company does not have any Guarantors that are (1) not 100% owned or whose guarantee is not full and unconditional, (2) whose guarantee is not joint and several with the guarantees of other subsidiaries or (3) that have differences in domestic or foreign laws that affect the enforceability of the guarantee.

The Company has a multi-tiered ownership structure in which some of the Guarantor subsidiaries have investments in Non-Guarantor subsidiaries. This structure is driven by the fact that the North American subsidiaries are Guarantors under the Company’s U.S.

Pamela A. Long
November 24, 2009

senior secured revolving credit facility. When the Parent acquired Phelps Dodge International Corporation (PDIC) in October 2007, the North American subsidiaries of PDIC became Guarantors. However, all the subsidiaries of PDIC not domiciled in North America, substantially all their subsidiaries, became Non-Guarantors.

Specifically, the $1,199.5 million asset balance in the balance sheet of the Guarantors represents the total of intercompany investments that the following Guarantors hold in Company subsidiaries. The material components are as follows (in millions):

General Cable Industries (includes investment in PDIC)	$135.5
GK Technologies	239.3
General Cable Company	30.6
GC Overseas Holdings	0.9

Total investment at cost, less return on capital	406.3
Equity in earnings	793.2

Total Guarantor investments	$1,199.5

To complete the linkage to the Parent-only column at October 2, 2009, the Parent has recorded intercompany advances to the Guarantor subsidiaries in the amount of $143.0 million and investment in subsidiaries to such subsidiaries of $1,009.7 million. Additionally, a U.S. Guarantor borrowed funds (which have subsequently been repaid) in the amount of $46.8 million to finance one of its acquisitions. The combination of the above investment financing mechanisms agrees to the investment in subsidiaries in the Guarantor column of $1,199.5 million.

Pamela A. Long
November 24, 2009

Parent’s Operating Cash Flow, Prior Comment 33
6.	The derivation of the Parent’s reported operating cash flow remains unclear. Please provide a summary of the specific cash inflows and outflows that comprise the Parent’s reported 10/2/09 $30.8m positive operating cash flow balance. For example, tax, interest and administrative cost disbursements and prepayments would be cash outflows and any corresponding cash reimbursements would be cash inflows. We note the materiality of the Parent’s results to the aggregate 10/2/09 Parent and Guarantor operating cash flows.

Response:

The primary component of the Parent’s operating cash flow, under the indirect method, resulted from the $29.5 million of non-cash interest expense related to the Parent’s convertible notes.

For the nine fiscal months ended October 2, 2009, third party interest expense payments, tax payments and administrative costs were the most significant transactions made by the Parent company that settled in cash. The remaining transactions consist of intercompany interest income on loans that the Parent makes to it subsidiaries as well as intercompany billings to recover certain administrative costs that the Parent incurs to support its subsidiaries. Such transactions are accounted for within the intercompany accounts of the Parent and its subsidiaries and are presented as investing cash flows in the Company’s disclosure of Supplemental Guarantor Information.

A reconciliation of the Parent company’s net cash flows of operating activities is presented in the following table. Excluding the equity in net income of its subsidiaries, the Parent actually generated a nominal amount of net income. As illustrated in the table below the primary component of the Parent’s operating cash flow resulted from the $29.5 million of non-cash interest expense related to the Parent’s convertible notes. Tax payments and administrative costs incurred, and payments thereof, are the main components of the changes in operating assets and liabilities.

The Company will provide a detailed reconciliation of operating cash flows for its Parent, Guarantors and Non-Guarantors in its future filings. The detail for the nine fiscal months ended October 2, 2009 is as follows (in millions):

Pamela A. Long
November 24, 2009

Parent
Cash flows of operating activities:
Net income including noncontrolling interest	$117.8
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(113.4)
Depreciation and amortization	3.3
Foreign currency translation adjustment	(0.2)
Excess tax benefit from stock-based compensation	(0.7)
Convertible debt instruments non-cash interest charges	29.5
Changes in operating assets and liabilities:
(Increase) decrease in other assets	1.1
Increases (decrease) in accounts payable, accrued and other liabilities	(6.6)

Net cash flows of operating activities	$30.8

Dividend Classification, Prior Comment 34
7.	Please tell us why the dividend was classified as an investing cash flow by the Parent instead of as an operating cash flow. We note that the amount is material to the Parent’s reported 2008 operating and investing cash flows. See Section 230-10-45-16b of the Codification and address any consideration given to the Canadian subsidiary’s cumulative undistributed earnings. Clarify also the statutory requirement for recording the transaction as a dividend instead of as a capital distribution.

Response:

The dividend received from the Company’s Canadian subsidiary was the final movement of cash in a two-step transaction between the Parent and its principal Canadian legal entity and operating subsidiary, which effectively was a round-trip cash movement originating from the United States. In the first step, the Parent settled a net intercompany balance due from a U.S. Guarantor to a Canadian Guarantor. In the second step, the cash was returned to the Parent in the form of a dividend. The two steps occurred in a matter of two days. The two step transaction was structured as an intercompany settlement and a dividend from the Company’s Canadian subsidiary in order to be globally tax efficient.

Pamela A. Long
November 24, 2009

Given the structure of this transaction in which no cash was generated, the Company recorded all activity as intercompany transactions. The Company acknowledges that under ASC 230-10-45-12 (b), the payment from the subsidiary was a return on investment and should have been classified as an inflow from operating activities. The Company believes the classification as currently presented is not a significant consideration for the Company’s investors as the dividend was clearly disclosed in the notes to the guarantor statements.

Based on the fact that the guarantor relationship of the Company’s legal entities for its public unsecured debt is defined under the credit agreement with respect to the Company’s U.S. senior secured revolving credit facility, as amended and restated (the “Credit Agreement”), and noting further that (i) the “Borrower” as defined under the Credit Agreement is one of the “Guarantor Subsidiaries” as defined in the indentures for the unsecured debt, and (ii) all other Guarantor Subsidiaries as well as the Parent are parties to the Credit Agreement, the Company believes that readers of the information contained in this footnote evaluate the financial results of the Parent and Guarantor subsidiaries on a combined basis. The disclosure also reveals that this was not a recurring transaction as it was the only intercompany dividend in the three years presented in Amendment No. 2 on Form 10-K/A for the year ended December 31, 2008; additionally, there has been no such dividend activity reported in its year to date filings on Form 10-Q for 2009. The Company will present any dividends received in future years as operating cash flows as appropriate, based on the facts and circumstances of the particular transaction.
Form 8-K filed August 12, 2009
Segment Data, Prior Comment 35
8.	Please tell us who is on the “Operating Committee” and fully describe its specific function and authority. Explain how the Committee’s decision-making activities were considered in your identification of the CODM.

Response:

The Company refers the Staff to the executive management organization chart that was provided supplementally to the Staff in Appendix I to the Company’s letter to the Staff dated November 17, 2009 (the “Original Response Letter”), which provides context for the Company’s response herein. The Operating Committee of the Company consists of Greg Lampert, Executive Vice President, Chief Executive Officer and President of the North America operating segment; Domingo Goenaga, Executive Vice President, Chief Executive Officer and President of the Europe and North Africa operating segment; Mathias Sandoval, Executive Vice President, Chief Executive Officer and President of the Rest of World (ROW) operating segment; Roddy Macdonald, Executive Vice President, Global Business Development and Brian Robinson, Executive Vice President, Chief Financial Officer and Treasurer. All of these individuals report directly to Greg Kenny, the Company’s President and Chief Executive Officer. The Operating Committee typically meets quarterly and its specific responsibility is to drive synergies and best practices across the three operating regions in areas such as safety, technology, talent, manufacturing and sourcing. The primary accountability of the first three

Pamela A. Long
November 24, 2009

individuals listed above as regional presidents is their respective region’s financial results. The financial report which the Operating Committee members review at their meetings is the same report reviewed by Mr. Kenny, copies of which were previously provided supplementally to the Staff in Appendix I to the Original Response Letter. While the Operating Committee identifies global synergies and best practices and thereby fosters cooperation throughout the global organization, Mr. Kenny is solely responsible in his role as the Company’s President and Chief Executive Officer for assessing the performance of the operating segments and for allocating capital and resources for capital expenditures and acquisitions.
Definitive Proxy Statement on Schedule 14A
Annual Incentives page 21
9.	We note your response to comments 40 and 41 in our letter dated November 9, 2009. With a view towards future disclosure, please quantify the earnings, cash flow, operating earnings and return on capital performance targets that were considered by the committee for each named executive officer (as applicable). Please explain whether you assign particular weight to each target in your consideration of these targets in determining whether an adjustment to the annual incentive pay is appropriate. Please refer to Item 402(b)(2)(v) and (vii) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Please refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Pamela A. Long
November 24, 2009

Response:

In the chart below, the Company has provided an example of disclosure that it will use in future filings to quantify the earnings, cash flow, operating income and return on capital performance targets that are considered by the Compensation Committee for each named executive officer (as applicable) for both AIP and long-term equity incentive awards. The Compensation Committee does not assign particular weight to each target in its consideration of these targets in determining whether an adjustment to the annual incentive pay is appropriate. Information is provided below with respect to 2008 performance targets, and performance targets in future years may differ in substance or amount from those set forth below.

Named Executive Officer and Title	Performance Criterion	Performance Target
Gregory B. Kenny President and Chief Executive Officer	Earnings per share	$4.57
	Return on capital	over 26.5%
	Net cash flow	$461 million

Brian J. Robinson Executive Vice President, Chief Financial Officer and Treasurer	Earnings per share	$4.57
	Return on capital	over 26.5%
	Net cash flow	$461 million
	Net working capital, as a percentage of net sales	less than 11.3%

Domingo Goenaga Executive Vice President, President and Chief Executive Officer, General Cable Europe and North Africa (1)	Operating income	€108.2 million ($151.1 million) (2)
	Net cash flow	€7.5 million ($10.5 million) (2)

Gregory J. Lampert Executive Vice President, President and Chief Executive Officer, General Cable North America (3)	Operating income	$130 million
	Return on net assets	30%

Mathias Sandoval Executive Vice President, General Cable Rest of World, President and Chief Executive Officer, Phelps Dodge International Corporation (4)	Operating income	$138 million
	Operating cash flow	$84 million

Pamela A. Long
November 24, 2009

(1)	Performance targets are with respect to Europe and North Africa operating segment only.

(2)	Based on exchange rate of €1 = U.S.$1.3969 as reported by Thomson Reuters on December 31, 2008.

(3)	Performance targets are with respect to North America operating segment only.

(4)	Performance targets are with respect to ROW operating segment only.
* * *
     Should any member of the Staff have any questions or comments with respect to the foregoing responses or the Registration Statement, please do not hesitate to contact me at the number set forth above or my colleague, Alan Lieblich, at (215) 569-5693.

Very truly yours, JEFFREY M. TAYLOR

cc:	Andrew Schoeffler, Esq. Chambre Malone, Esq. Mellissa Duru, Esq. Ms. Melissa Rocha Mr. Alfred Pavot Robert J. Siverd, Esq. John D. Lobrano, Esq. Alan H. Lieblich, Esq.